NovaGold Resources Inc. Technical Report Donlin Creek Project, Alaska	mrdi

APPENDIX A:

Standard Reference Material Certification

Project No.: L468A Appendices
T:\L468a\Report\Technical\Final\ Donlin Creek - Lewis & Acma - Report.Doc